EXHIBIT 99.1

HEXO to Present at Benzinga Cannabis Capital Conference in New York City on October 15

OTTAWA, Oct. 13, 2021 (GLOBE NEWSWIRE) -- HEXO Corp ("HEXO" or the "Company") (NASDAQ: HEXO) (TSX: HEXO) today announced the Company will participate in the Benzinga Cannabis Capital Conference to be hosted live in New York City, as well as virtually, on October 15, 2021. As part of the conference, HEXO’s CFO, Trent MacDonald, will present on Friday, October 15, 2021 at 1:30 p.m. ET, as well as participate in the panel “Turning Focused Growth Strategies Into Expanded Market Share” at 4:25 p.m. ET.

A live webcast link of Mr. MacDonald’s presentation and panel will be available on the investor events page of HEXO’s corporate website.

Institutional investors wishing to schedule a one-on-one meeting should contact Jennifer Smith at invest@hexo.com.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint-venture with Molson Coors. With the completion of HEXO’s recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit www.hexocorp.com.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com